September 17, 2014

Via EDGAR

Kevin W. Vaughn

Accounting Branch Chief

United States Securities and Exchange Commission

100 F Street, N.E.
Division of Corporation Finance
Washington, D.C. 20549

Re:	Credit Suisse Group AG Form 20-F for Fiscal Year Ended December 31, 2013 Filed April 3, 2014 File No. 1-15244

Dear Mr. Vaughn:

Credit Suisse Group AG (the “Group” or “Credit Suisse”) is writing in response to the letter from the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) dated September 4, 2014 containing the Staff’s comments with respect to the Group’s annual report on Form 20-F for the fiscal year ended December 31, 2013, filed with the Commission on April 3, 2014 (the “2013 Form 20-F”). For ease of reference, the Group has repeated the Staff’s comments in italicized text prior to its responses.

Form 20-F for Fiscal Year Ended December 31, 2013

Operating and Financial Review, page 43

Critical Accounting Estimates, page 86

Goodwill Impairment, page 88

1.	Please address the following regarding your goodwill impairment analysis:
•	We note that in the Private Banking & Wealth Management reportable segment, Wealth Management Clients, Corporate & Institutional Clients, Asset Management and Private Banking & Wealth Management’s non-strategic unit are considered to be reporting units, while Investment Banking is considered to be one reporting unit. Please tell us how you determined that Investment Banking’s non-strategic unit is not a separate reporting unit similar to the non-strategic Private Banking & Wealth Management reporting unit. Identify the factors you considered that supported and opposed such treatment.
•	Tell us and revise your future filings to quantify the amount of goodwill left in your Private Banking non-strategic unit.

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•	Tell us and revise your future filings to quantify the amount of goodwill that was assigned to the Investment Banking non-strategic unit

Response to Comment 1

Background

We respectfully advise the Staff supplementally that through the end of the third quarter of 2013, and as communicated to the Staff in our letter of October 23, 2013, our reporting units had previously been identified as Wealth Management Clients (“WMC”), Corporate and Institutional Clients (“CIC”), Asset Management (“AM”) and Investment Banking (“IB”). Our reportable segments are Private Banking & Wealth Management (“PB&WM”) and IB.

In the fourth quarter of 2013, the Group created two separate Non-strategic units (“NSUs”), one within IB (the “IB – NSU”) and the other within PB&WM (the “PB&WM – NSU”). The Non-strategic units generally hold specifically identified assets, liabilities, and contingent liabilities, as well as businesses or business activities that are no longer considered strategic to the Group.

In determining whether the newly created IB-NSU or the PB&WM-NSU were operating segments and/or reporting units for US GAAP reporting purposes, we considered applicable guidance from (a) ASC 280-10-50 “Operating Segments”, (b) the Master Glossary of the FASB Codification, (c) ASC 350-20-35 “Goodwill”, and (d) ASC 805-10-55 “Business Combinations”. Certain specific references from that guidance are noted below:

(a) ASC 280-10-50 states: Pursuant to 50-1, an operating segment is a component of a public entity that has all of the following characteristics:

1. It engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the same public entity).

2. Its operating results are regularly reviewed by the public entity's chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance.

3. Its discrete financial information is available.

(b) The Master Glossary defines a reporting unit as “the level of reporting at which goodwill is tested for impairment. A reporting unit is an operating segment, or one level below an operating segment (also known as a component).”

(c) ASC 350-20-35 states: Pursuant to 35-34, a component of an operating segment is a reporting unit if the component constitutes a business or a nonprofit activity for which discrete financial information is available and segment management (…) regularly reviews the operating

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results of that component. Subtopic 805-10 includes guidance on determining whether an asset group constitutes a business.

(d) ASC 805-10-55 states: Pursuant to 55-4, a business consists of inputs and processes applied to those inputs that have the ability to create outputs. Although businesses usually have outputs, outputs are not required for an integrated set to qualify as a business.

Analysis

The Group’s chief operating decision maker (“CODM”) is our Chief Executive Officer. Both the IB-NSU and PB&WM-NSU have separate management who do not report to the CODM, but rather to the respective senior managers of the IB and PB&WM divisions, who retain responsibility for the results of the respective business divisions as a whole, including their NSUs.

The IB-NSU includes the fixed income wind down portfolio, legacy rates activities (primarily non-exchange cleared instruments and capital intensive structured positions), and legacy funding costs associated with non-Basel III compliant debt instruments, as well as certain legacy litigation costs and other small non-strategic positions. Although the IB-NSU does contain a very limited level of operations that might be considered a business in a narrow sense, the vast majority of the unit is composed of isolated positions that are no longer economical to the Group following significant changes in the regulatory and operational environment, rather than stand-alone businesses. The majority of the inventory items in the IB-NSU continue to be directly managed and risk monitored by an existing business line manager/trader who may also have responsibility for positions outside of the IB-NSU; as a result, the IB-NSU does not contain separate and distinct processes. The support and other operations (e.g., processes) themselves remain at the IB reportable segment level and are not exclusive to the IB-NSU. In aggregate, we determined that the IB-NSU does not constitute a business within the meaning of ASC 805-10-55 and fails the requirement of ASC 350-20-35, and therefore that it is not a reporting unit.

In contrast, the PB&WM-NSU includes positions relating to the restructuring of businesses in the former Asset Management division, run-off operations relating to our small markets exit initiatives and certain legacy cross-border related run off operations, litigation costs, primarily related to the US tax matter, the impact of restructuring our German onshore operations, other smaller non-strategic positions formerly in CIC, and the run-off and active reduction of selected products. Unlike the IB-NSU, the majority of these positions include self-contained operations, lines of businesses, specific geographic locations and consist of inputs, processes and outputs, and therefore qualify as a business within the meaning of ASC 805-10-55. As its discrete financial information is reported in a format similar to that of WMC, CIC and AM and is also reviewed by the CODM, we concluded that the PB&WM-NSU qualifies as a reporting unit at the same level as the WMC, CIC and AM reporting units, all of which are one level below the PB&WM reportable segment level.

With respect to the IB-NSU, we additionally considered the provision of ASC 350-20-35-35 that states “two or more components of an operating segment shall be aggregated and deemed

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a single reporting unit if the components have similar economic characteristics”. We also considered ASC 350-20-35-36 that states that “an operating segment shall be deemed to be a reporting unit if all of its components are similar, if none of its components is a reporting unit, or if it comprises only a single component”. As previously stated, we have determined that the IB-NSU is not a business and therefore not a “component”. However, in the event that the IB-NSU could be considered a business, we would aggregate the two “components” of the IB division pursuant to the accounting provisions referenced in this paragraph, because the positions in the IB-NSU are economically similar to the positions in the rest of the IB division.

With respect to the Staff’s inquiry regarding the goodwill balances left or assigned to the NSUs, we note that the total goodwill allocated to the PB&WM-NSU reporting unit at the time of its creation was CHF 11.6 million, and this balance was immediately assessed as impaired and fully written off in the fourth quarter of 2013. As the IB-NSU is not considered a separate reporting unit, there was no requirement to allocate goodwill. However, it is worth noting from our disclosures that the historical results of the IB-NSU are substantially loss-making and, therefore, it would have been assessed as having a negative fair value with the result that no goodwill would have been allocated to it had it been considered a reporting unit.

2.	We note from your disclosure on page 125 that to assess the accuracy of your regulatory Value-at-Risk (VaR) model you perform backtesting using your actual daily trading revenues. Please revise your future filings to explain how daily trading revenues are calculated. For example, clearly explain whether your definition of trading revenues includes fees, commissions, net interest income, and gains and losses from intraday trading. Additionally, confirm that the definitions are comparable to the ones used in your backtesting analysis where you compare actual daily trading revenues with a regulatory 99% VaR using a one-day holding period.

Response to Comment 2

We respectfully advise the Staff supplementally that actual daily trading revenues for the purposes of backtesting our regulatory Value-at-Risk (“VaR”) model are defined as gains and losses arising from our trading activities, including mark-to-market gains and losses, the net cost of funding, and fees and commissions. Actual daily trading revenues do not include gains and losses resulting from valuation adjustments associated with counterparty and our own credit exposures.

We confirm that we use this definition of actual daily trading revenues in the backtesting that we perform in order to assess the accuracy of our regulatory VaR model used for trading portfolios, by comparing such revenues with a regulatory 99% VaR using a one-day holding period.

We will comply with the Staff’s comment by including the definition of actual daily trading revenues in our next quarterly report as well as in future filings.

* * * * *

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The Group acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission, that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings, and that it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Group hopes that its responses adequately address each of the Staff’s comments. If the Staff has any questions concerning this letter or requires further information, please do not hesitate to contact Charlotte Jones, Head of Group Finance and Chief Accountant, in London at 011-44-207-883-1187, Christopher Harris, Head of External Reporting, in Zurich at 011-41-44-333-8395, Todd Runyan, Head of Accounting Policy, in Zurich at 011-41-44-334-8063 or me in Zurich at 011-41-44-333-6607.

Very truly yours,

CREDIT SUISSE GROUP AG

/s/ David R. Mathers

David R. Mathers

Member of the Executive Board

Chief Financial Officer

/s/ Charlotte Jones

Charlotte Jones

Head of Group Finance and Chief Accountant

cc.	Brady W. Dougan
Member of the Executive Board
Chief Executive Officer
Credit Suisse Group AG

John Tiner
Chairman of the Audit Committee
Credit Suisse Group AG

Romeo Cerutti
Member of the Executive Board
General Counsel
Credit Suisse Group AG

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Charlotte Jones
Head of Group Finance and Chief Accountant
Credit Suisse Group AG

Christopher Harris
Head of External Reporting
Credit Suisse Group AG

Todd Runyan
Head of Accounting Policy
Credit Suisse Group AG

Michael J. Volkovitsch, Esq.
Cleary Gottlieb Steen & Hamilton LLP